UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response.....15

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

TIM Hellas Telecommunications S.A.

(Name of Issuer)

Ordinary Shares, nominal value €1.53 each

(Title of Class of Securities)

859823106

(CUSIP Number)

David Spuria, Esq.	Denise Fallaize
Texas Pacific Group	Apax Europe VI GP Co. Limited
301 Commerce Street, Suite 3300	13-15 Victoria Road
Fort Worth, TX 76102	St. Peter Port, Guernsey, C.I. GY1 3ZD
(817) 871-4000	+44 (0) 1481 735 820

With copies to:
William A. Groll, Esq.		Robert Friedman, Esq.
Cleary Gottlieb Steen & Hamilton LLP		Dechert LLP
City Place House		30 Rockefeller Plaza
55 Basinghall Street		New York, NY 10112
London EC2V 5EH		(212) 698-3500
England
+44 207 614 2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d -7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1746 (3-00)

     This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D, filed on June 27, 2005 (the “Schedule 13D”), of Troy GAC Telecommunications, S.A. (“Troy GAC”), Apax Partners Europe Managers Limited, Apax Europe VI GP Co. Limited, TPG Advisors IV, Inc. and T3 Advisors II, Inc. with respect to the ordinary shares, nominal value €1.53 per share (the “Common Stock”), of TIM Hellas Telecommunications, S.A. (the “Company”). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

     Item 4.      Purpose of Transaction.

     As previously disclosed, Troy GAC and the Company had begun the process under Greek law to effectuate a cash-out merger between the two companies at a per share price of €16.42475. In furtherance of that process, Troy GAC and the Company have negotiated and agreed on a draft merger agreement (the “Draft Merger Agreement”) that would effect a cash-out merger under Greek law in which the Company would be merged with and into Troy GAC, and the publicly held Common Stock would be canceled and represent solely the right to receive cash consideration, subject to the terms and conditions set forth in the Draft Merger Agreement. The Draft Merger Agreement was conditionally approved by the boards of directors of each of Troy GAC and the Company on July 21, 2005, subject to the conditions set forth below. The Draft Merger Agreement reflects the Reporting Persons’ intent to acquire through the Merger the shares of Common Stock of the Company they do not already beneficially own at the per share price of €16.42475, the same per share price paid to Seller under the Stock Purchase Agreement. A translation from Greek of the Draft Merger Agreement is attached hereto as Exhibit 8 and is incorporated herein by reference. The summary of certain provisions of the Draft Merger Agreement contained herein is not intended to be complete and is qualified in its entirety by reference to the full text of such agreement.

     The approval of the Draft Merger Agreement by the board of directors of the Company is expressly conditioned on and subject to confirmation, to the satisfaction of the board of directors, of the overall fairness of the transaction, including the fairness of the consideration to be received by shareholders of the Company in the Merger. The board of directors confirmation of the overall fairness of the transaction will be based on, among other factors to be considered by the board, the preparation of a detailed report of the board on the financial and legal justification of the Merger in accordance with Greek law (the “Merger Report”) and the considerations to be set forth therein, and the possible receipt of a fairness opinion from an independent investment bank evaluating the fairness, from a financial point of view, to the shareholders of the Company (other than Troy GAC) of the consideration to be received by such shareholders. The final approval of the Merger, including the approval of the Draft Merger Agreement of the board of directors of each of Troy GAC and the Company, is further subject to the approval of the shareholders of Troy GAC and the Company, respectively.

     On July 21, 2005, in accordance with the requirements of Greek law, the Company and Troy GAC submitted the Draft Merger Agreement to the competent Greek government prefecture (the “Prefecture”) for its review and comment. The current Draft Merger Agreement was revised to account for Prefecture comments and re-submitted on July 26, 2005, and on July 28, 2005, the Prefecture approved and announced the registration of the Draft Merger Agreement in the registry of companies limited by shares. A copy of the press release relating to the approval and announcement by the Prefecture of the registration of the Draft Merger Agreement in the registry of companies limited by shares was filed as Exhibit 99.1 to a report on Form 6-K by the Company on July 29, 2005, and is incorporated herein by reference.

     As contemplated by Greek law, the announcement of the Prefecture as to the registration of the Draft Merger Agreement in the registry of companies limited by shares is expected to be published in the Greek government gazette. Thereafter, in accordance with Greek law, Troy GAC and the Company will each publish a summary of the Draft Merger Agreement in a Greek financial newspaper of wide circulation within ten days in order to comply with applicable publication requirements under Greek law. Following the publication of the Draft Merger Agreement, creditors of the Company will have one month to object to the Merger and request appropriate guarantees in respect of their indebtedness, if any, from the Company under Greek law. If any creditor objects to the Merger, the transaction may proceed pursuant to judicial approval. After the lapse of the one month period for creditor objection, the boards of directors of each of Troy GAC and the Company intend to meet in order to convene the shareholders meetings at which shareholder approval for the Merger will be sought.

     Troy GAC and, to the best knowledge of the Reporting Persons, the board of directors of the Company intend to commence drafting the Merger Report that will contain, among other matters, the financial and legal justification for the Merger in accordance with Greek law. Once complete, the Merger Report will be submitted to the Prefecture for registration in the registry of companies limited by shares. Once approved by the Prefecture, the Merger Report, along with the Draft Merger Agreement and any other documents required under applicable law, will be made available to the shareholders of the Company and of Troy GAC at the Company’s and Troy GAC’s registered seat, respectively, at least one month prior to the meeting of the Company shareholders. The Company and Troy GAC’s shareholders meetings are currently expected to occur in early October.

     Troy GAC and the Company expect the Merger to be consummated following the required process under Greek law in approximately three to four months. Upon consummation of the Merger, the Reporting Persons will beneficially own 100% of the equity interests in Troy GAC, which will have acquired all assets and assumed all liabilities of the Company (which will have been dissolved), and American Depositary Receipts and Dutch Depositary Receipts remaining outstanding will cease to represent ownership of underlying Common Stock and will represent only the right to receive the cash proceeds of the Merger, net of any applicable fees, taxes or other charges, all in accordance with the respective Deposit Agreements. At that time, the Reporting Persons intend to cause the Company’s securities to cease to be authorized to be quoted on NASDAQ and to be delisted from Euronext. The Reporting Persons also intend to cause the Company, upon consummation of the Merger, or sooner if the conditions are met, to deregister the Common Stock under the Exchange Act, so that the Company’s reporting obligations under the Exchange Act will be terminated.

     Other than as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in Item 4 of Schedule 13D (although the Reporting Persons reserve the right to change or develop such plans). The Reporting Persons expressly reserve the right to acquire additional shares of Common Stock in the open market, in private negotiated transactions or otherwise, subject to applicable law.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated June 24, 2005, among the Reporting Persons, relating to the filing of a joint statement on Schedule 13D.*

Exhibit 2	Stock Purchase Agreement.*

Exhibit 3	Secured Facility Agreement.*

Exhibit 4	Subscription Agreement.*

Exhibit 5	Subscription Letter Agreement.*

Exhibit 6	Unsecured Facility Agreement.*

Exhibit 7	PIK Facility Agreement.*

Exhibit 8	Draft Merger Agreement.

*	Filed with the Schedule 13D on June 27, 2005.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Troy GAC Telecommunications, S.A. is true, complete and correct.

Dated: July 29, 2005

TROY GAC TELECOMMUNICATIONS, S.A.

By: /s/ Matthias Calice
Name:	Matthias Calice
Title:	Director

By: /s/ Giancarlo Aliberti
Name:	Giancarlo Aliberti
Title:	Vice-Chairman

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Apax Partners Europe Managers Limited is true, complete and correct.

Dated: July 29, 2005

APAX PARTNERS EUROPE MANAGERS LIMITED

By: /s/ Peter Englander
Name:	Peter Englander
Title:	Director

By: /s/ Martin Halusa
Name:	Martin Halusa
Title:	Director

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Apax Europe VI GP Co. Limited is true, complete and correct.

Dated: July 29, 2005

APAX EUROPE VI GP CO. LIMITED

By: /s/ Denise J. Fallaize
Name:	Denise J. Fallaize
Title:	Director

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TPG Advisors IV, Inc. is true, complete and correct.

Dated: July 29, 2005

TPG ADVISORS IV, INC.

By: /s/ David A. Spuria
Name:	David A. Spuria
Title:	Vice President and Secretary

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to T3 Advisors II, Inc. is true, complete and correct.

Dated: July 29, 2005

T3 ADVISORS II, INC.

By: /s/ David A. Spuria
Name:	David A. Spuria
Title:	Vice President and Secretary